VIREXX MEDICAL CORP.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the “Shareholders”) of common shares (“Shares”) of ViRexx Medical Corp. ("ViRexx") will be held at the Coast Terrace Inn Edmonton South Hotel, 4440 Gateway Boulevard, Edmonton, Alberta on Thursday, May 3, 2007 at 2:00 p.m. (Edmonton time) for the following purposes:

1.     to receive the audited financial statements of ViRexx for the financial year ended December 31, 2006, together with the auditors' report thereon;

2.     to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and to authorize the board of directors to fix the auditors' remuneration;

3.     to fix the size of the board of directors of ViRexx at 6 members;

4.     to elect the board of directors to serve until the next annual meeting of the Shareholders or until their successors are duly elected or appointed;

5.     to consider and, if thought fit, approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving the Corporation’s amended stock option plan;

6.     to consider and, if thought fit, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, ratifying the decision of the directors to grant the Chairman of the Board a casting vote; and

7.     to transact such other business as may properly be brought before the Meeting, or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which Information Circular forms a part of this notice.

Each person who is a Shareholder of record at the close of business on March 19, 2007 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Meeting provided that, to the extent a Shareholder as of the Record Date transfers the ownership of any Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

Edmonton, Alberta April 9, 2007	By Order of the Board Of Directors (Signed) Dr. Lorne Tyrrell Chief Executive Officer

ViRexx Shareholders who are unable to attend the Meeting in person are requested to COMPLETE AND SIGN THE ACCOMPANYING FORM OF PROXY and forward it in the enclosed envelope to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment or adjournments thereof, as applicable, in order for such proxy to be used at the Meeting, or any adjournment or adjournments thereof.